Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

Endeavour Silver Corp. (the "Company" or "Endeavour")

Suite 1130 - 609 Granville Street

Vancouver, British Columbia

V7Y 1G5

Item 2. Date of Material Change

October 16, 2025

Item 3. News Release

A news release describing the material change was disseminated by the Company on October 16, 2025 through GlobeNewswire and a copy was subsequently filed on SEDAR+.

Item 4. Summary of Material Change

On October 16, 2025, the Company announced that it had achieved commercial production at the Terronera mine ("Terronera") located in Jalisco state, Mexico, effective October 1, 2025.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On October 16, 2025, the Company announced that it had achieved commercial production at Terronera, effective October 1, 2025.

The declaration of commercial production at Terronera came after a successful commissioning phase during which both mining and processing operations were ramped up to consistently exceed an average of 90% of the designed nameplate capacity of 2,000 tonnes per day, while also achieving at least 90% of the projected metal recoveries.

Terronera demonstrated remarkable progress, operating for 100 days since July 1, 2025, with eight days of downtime, and sustained strong metal recoveries since mid-August.

The Company forecasted throughput of approximately 360,000 tonnes over the next six months, with average grades estimated at 122 g/t silver and 2.52 g/t gold. Higher grade zones are scheduled to be accessed by mid-2026, which is expected to further enhance production. The Company also announced that its management plans to issue annualized 2026 production and cost guidance for the Terronera mine in January 2026.

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Elizabeth Senez
Chief Financial Officer
Tel: 236-558-7168

Item 9. Date of Report

October 16, 2025